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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                LOGIMETRICS, INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                   54141 01 06

                                 (CUSIP Number)

                                  NATHAN A. LOW
                        135 EAST 57TH STREET, 11TH FLOOR

                            NEW YORK, NEW YORK 10022

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 7, 1996

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this Statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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CUSIP Number: 54141 01 06

         1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

                  Nathan A. Low

                  S.S. #: ###-##-####

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)      / /

                  (b)      / /

         3)       SEC Use Only

         4)       Source of Funds (See Instructions): PF

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

         6)       Citizenship or Place of Organization: U.S. Citizen

         Number of          (7)    Sole Voting Power: 308,680*
         Shares Bene-
         ficially           (8)    Shared Voting Power:
         Owned by
         Each               (9)    Sole Dispositive Power: 308,680*
         Reporting
         Person With        (10)  Shared Dispositive Power:

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  308,680*

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

         13)      Percent of Class Represented by Amount in Row (11): 9.74%

         14)      Type of Reporting Person (See Instructions): IN


------------------
         * Includes (i) 94,340 shares of Common Stock issuable upon conversion of 94,340 shares of Preferred Stock; (ii) 40,000 shares of Common Stock issuable upon conversion of Class A Warrants; (iii) 94,340 shares of Common Stock issuable upon conversion of Class D Warrants; and (iv) 80,000 shares of Common Stock issuable upon conversion of 12% Convertible Senior Subordinated Debentures.

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock ("Common Stock"), 12% convertible senior subordinated debentures convertible into Common Stock ("Debentures"), Class A Warrants convertible into

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Common Stock ("A Warrants"), Class D Warrants convertible into Common Stock ("D
Warrants") and preferred stock convertible into Common Stock ("Preferred
Stock").

         LogiMetrics, Inc.
         121-03 Dupont Street
         Plainview, New York 11803

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Nathan A. Low

         (b)      135 East 57th Street
                  11th Floor
                  New York, New York 10022

         (c)      Investment Banker
                  Sunrise Securities Corp.
                  135 East 57th Street, 11th Floor
                  New York, New York 10022

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      U.S. Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Debentures, A Warrants, D Warrants and shares of Preferred Stock were purchased by Mr. Low with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Low's acquisition of the aforementioned securities of the Issuer is for the purpose of investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The table below sets for the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Low. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of March 29, 1996, at which time there were issued and outstanding 2,860,602 shares of the Issuer's Common Stock, 325,000 Options, 600,000 Class A Common Stock Purchase Warrants, 1,500,000 Class B Common Stock Purchase Warrants, 2,542,380 Class C Common Stock Purchase Warrants, 2,830,200 Class D Common Stock Purchase Warrants, Debentures convertible into 3,742,380 shares of Common Stock and 2,830,200 shares of Preferred Stock.

                                                     Aggregate Amount of                Percentage
Title of Class                                       Beneficial Ownership               of Class
--------------                                       --------------------               --------
Common Stock                                         308,680(1)                         9.74%


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------------------

         (1) Includes (i) 94,340 shares of Common Stock issuable upon conversion of 94,340 shares of Preferred Stock; (ii) 40,000 shares of Common Stock issuable upon conversion of A Warrants; (iii) 94,340 shares of Common Stock issuable upon conversion of D Warrants; and (iv) 80,000 shares of Common Stock issuable upon conversion of Debentures.

         (b) The number of shares as to which Mr. Low has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

                  (i) Sole Voting Power. Mr. Low has sole voting power with respect to 308,680* shares of Common Stock beneficially owned.

                  (ii) Shared Voting Power. Mr. Low does not hold any common stock with shared voting power.

                  (iii) Sole Dispositive Power. Mr. Low has sole power to dispose or to direct the disposition with respect to 308,680* shares of Common Stock beneficially owned.

                  (iv) Shared Dispositive Power. Mr. Low does not hold any common stock with shared dispositive power.

------------------

         * Includes (i) 94,340 shares of Common Stock issuable upon conversion of 94,340 shares of Preferred Stock; (ii) 40,000 shares of Common Stock issuable upon conversion of A Warrants; (iii) 94,340 shares of Common Stock issuable upon conversion of D Warrants; and (iv) 80,000 shares of Common Stock issuable upon conversion of Debentures.

         (c) Mr. Low made the following acquisitions of securities convertible into shares of Common Stock on March 7, 1996:

TRANSACTION                                  Number of          Exercise          Transaction
DATE                   Security              Shares             Price             Type
---------------------  --------------------- ------------------ ----------------- -----------------------
March 7, 1996          Preferred Stock       94,340             $.53/share        Private Placement
---------------------  --------------------- ------------------ ----------------- -----------------------
March 7, 1996          D Warrants            94,340             $.01/share        Private Placement
---------------------  --------------------- ------------------ ----------------- -----------------------
March 7, 1996          A Warrants            40,000             $.25/share        Private Placement
---------------------  --------------------- ------------------ ----------------- -----------------------
March 7, 1996          Debentures            80,000             $.25/share        Private Placement
---------------------  --------------------- ------------------ ----------------- -----------------------

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:   October 16, 1996

                                                     /s/ Nathan A. Low
                                                     ---------------------
                                                         Nathan A. Low


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